ARGENTEX MINING CORPORATION
602-1112 Pender St W
Vancouver, BC, Canada V6E 2S1

April 29, 2009

BY EDGAR AND FAX: 202.772.9369

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
USA

Attention:	John Cannarella
Division of Corporation Finance

Dear Sirs:

Re:	Argentex Mining Corporation
Form 10-KSB for the Fiscal Year Ended January 31, 2008
Filed April 30, 2008
File No. 000-49995

     Thank you for your letter of January 16, 2009. For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

Form 10-KSB/A for the Fiscal Year Ended January 31, 2008

Consolidated Statements of Operations

1.

We see you have a separate line item entitled “stock-based compensation.” Please present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14F.

We agree that stock-based compensation expense should be presented in the same line or lines as cash compensation paid to the same employees. Since the reclassification of stock-based compensation will not affect the reported net losses or accumulated deficits for any previous year, we propose effecting the change in presentation for the year now under audit [year ended January 31, 2009] with a corresponding reclassification of stock- based compensation in the prior year.

Note 2. Significant Accounting Policies

Mineral Claim Payments and Exploration Expenditures

2.

We note that you expense all costs related to the acquisition of unproven mineral properties to which you have secured exploration rights. Please clarify why you have not capitalized such costs as tangible assets. Refer to EITF 04-02.

We understand that EITF 04-02 requires the capitalization of mineral property acquisition costs and that management should subsequently look for evidence of impairment in any amounts capitalized. Impairment is based on facts and circumstances and management may use its own judgement in determining impairment. Management takes the position that the absence of proven or probable reserves does not in itself indicate impairment if the Company has the intention to explore for minerals and has the financial resources to do so. The abandonment of a claim would definitely indicate full impairment. The facts and circumstances surrounding our mineral properties are that while management had, at the end of each reporting period, the intention to explore, it did not have the funds to do so. At each fiscal year end from January 31, 2005 – 2008, our audited financial statements included a going concern note. We have no source of revenue from operations and at the end of each of the referenced fiscal years had significant working capital deficits, with the exception of the year ended January 31, 2008. We had accumulated losses of $9,892,799 at January 31, 2008. We believe that in each year we had an immediate impairment since we did not have secure financing to carry out intended exploration. Therefore, we believed that it would be more appropriate and informative for investors to expense mineral property acquisition costs for so long as we did not have guaranteed funds to carry out exploration. Until we establish a pattern of being sufficiently capitalized to carry out robust exploration programs, we believe that it will remain appropriate for us to continue expensing costs of mineral property acquisition.

Our auditors advise us that in 2005 and 2006, an examiner from your office strongly recommended to them (but in connection with other clients) that the expected interpretation of EITF 04-02 was to expense cost of mineral property acquisition in the absence of probable or proven reserves. This information from our auditors has also influenced our position.

Item 8A Disclosure Controls and Procedures

3.

We note your disclosure that your president and chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by this quarterly report. Please modify your disclosure to clarify that the period covered relates to an annual report.

We have amended the disclosure controls and procedures to be effective as of the end of the period covered by the annual report. See page 63 of the Form 10-KSB/A

4.	We note your disclosure that there have been no significant changes in your internal controls over financial reporting. Please modify your disclosure to indicate, if true,

that there were “no changes,” rather than “no significant changes,” that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting.

We have amended the disclosure to indicate that there were “no changes” that have materially affected, or are reasonably likely to materially affect, our internal controls and procedures over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

5.

We note your disclosure that due to material weaknesses, you determined that your internal controls over financial reporting were not effective as of January 31, 2008. Your disclosure further indicates that you plan to implement changes in your internal control over financial reporting during the fiscal year ended January 31, 2009. Please clarify if you still expect to implement such changes during your current fiscal year. In this manner, we note that you have not made any changes to your internal controls over financial report during the first three interim periods of fiscal year ended January 31, 2009.

Remediation efforts will be reported in our annual report on Form 10-K for the year ended January 31, 2009, which report will include disclosure substantially as follows:

Subsequent to our filing of our Form 10-KSB for the year ended January 31, 2008, we hired an independent consultant to review our internal control policies. During the course of this review, we noted, discussed, agreed upon, and approved the following:

(a)

Our information technology systems now include appropriate procedures regarding password protection of our computers, as well as daily off-site backup and storage of our financial reporting data. As at January 31, 2009, we still do not have mandatory password changes on our computers; however, this risk is mitigated by the fact that the office building in which our offices are located has a manned security service that physically monitors activity throughout active business hours and restricts access to our office outside of normal business hours through the use of scanned pass cards (which are monitored by the building’s security team during non-business hours). Furthermore, we currently usually have one or two staff members physically present in our offices throughout the day, and the front of the office building is continually monitored by an administrative assistant to prevent unauthorized access into our office.

(b)

An issue was raised with respect to lack of segregation of duties with respect to procurement and disbursements. Our consultant noted that duties were appropriately segregated because we will not process any disbursements from our operations in South America unless one or more of our South American consultants sends a signed purchase requisition to our President and Chief Executive Officer. For general administrative costs, all invoices are physically reviewed and approved by our President and Chief Executive Officer prior to payment. We do not currently have a formal policy for purchase requisitions because we do not have, and we do not intend to, incur charges on a significant acquisition or disbursement. All Company cheques require dual signature and although our Chief Financial Officer has access to both the general ledger and the cash handling, all disbursements require the written approval and signature of our President and Chief Executive Officer, who does not have access to the general ledger.

(c)	There was a noted material weakness with respect to our recording of income taxes and deferred tax assets for the year ended January 31, 2008. We believe that, even though adjustments were historically noted relating to income taxes, they are not considered material weaknesses based on the fact that: (i) we have not earned any revenues and are not subject to any taxes payable that would result in a violation of laws and regulations; and (ii) we have disclosed a going concern assumption in our financial statements and, based on the uncertainty of future revenues, have taken a full valuation allowance on any deferred tax assets that have been calculated.

Engineering Comments

Our Work on the Rio Negro Properties to Date, page 26

6.

We note your reference to grab samples, sample ranges, and parts per billion in relation to sampling in this section. When reporting the results of sampling and chemical analyses, please modify your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

Eliminate statements containing grade and/or sample-width ranges.

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

Generally, use tables to improve readability of sample and drilling data.

Soil samples may be disclosed as a weighted average value over an area.

Refrain from reporting single soil sample values.

Convert all ppb quantities to ppm quantities for disclosure.

Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please modify your disclosure to comply with this guidance.

The Form 10-KSB/A has been modified to comply with this requirement. Please see, generally, the discussion at pages 25 and 26.

7.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

The Form 10-KSB/A has been modified to comply with this requirement. Please see, generally, the discussion at pages 26 and 27.

8.	On a related point, it appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points:

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

If there is a phased program planned, briefly outline all phases.

If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

Disclose how the exploration program will be funded.

Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

The Form 10-KSB/A has been modified to comply with this requirement. Please see, generally, the discussion at page 27.

Closing Comments

     We enclose a clean copy and four blacklined copies of the Form 10-KSB/A, Amendment No. 2 for your review.

     We look forward to any further comments you may have regarding the revised Form 10-KSB/A, Amendment No. 2 or with respect to our response

Yours truly,

ARGENTEX MINING CORPORATION

Per: /s/ Kenneth Hicks

Kenneth E. Hicks, President